UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 13D/A-1

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                       COGENERATION CORPORATION OF AMERICA
                       -----------------------------------
                                (Name of issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of class of securities)


                                   628950 10 7
                                   -----------
                                 (CUSIP number)


                                 Arthur H. Amron
                             Wexford Management LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                October 27, 1998
             -------------------------------------------------------
             (Date of event which requires filing of this statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss. 240.13d-7

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
         This  Amendment  No. 1 to Schedule  13D modifies  and  supplements  the
Schedule 13D filed on May 8, 1997 with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of COGENERATION CORPORATION OF AMERICA (formerly known as NRG Generating US Inc.) (the "Company"). Except to the extent supplemented by the information contained in this Amendment No. 1, such Schedule 13D remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in such Schedule 13D.

ITEM 4

         On September 14, 1998, NRG Energy, Inc., the Company's largest stockholder ("NRG"), sent a letter to the Company's chairman requesting that he call a special meeting of the Company's shareholders to consider the removal of Robert Sherman from the Company's Board of Directors. NRG also filed definitive solicitation materials with the Securities and Exchange Commission pursuant to
Section 14(a) of the Securities Exchange Act of 1934, as amended, relating to a proposed solicitation of proxies and consents from the Company's stockholders to remove Mr. Sherman from the Company's Board (the "Proxy Solicitation"). On October 26, 1998, consents to over 50% of the Company's shareholders in favor of Mr. Sherman's removal from the Company's Board of Directors were filed with the Company and Mr. Sherman was removed from the Board of Directors. On October 27, 1998, the vacancy on the Board was filled with an employee of NRG and another NRG employee was elected as the Company's interim president and chief executive officer.

         Also on October 27, 1998, Wexford Management LLC entered into a letter agreement with NRG (a copy of which is attached as an Exhibit to this Amendment No. 1 to Schedule 13D) (the "Letter Agreement") pursuant to which Wexford granted NRG proxies and consents with respect to all of the shares of Common Stock beneficially owned by the Funds solely for purposes of voting in connection with the Proxy Solicitation. The grant of such proxies and consents is irrevocable, subject to the limitations set forth in the Letter Agreement, until November 30, 1998. NRG has agreed not to oppose any nominee of Wexford as a member of the Company's Board of Directors. As part of the reorganization of a predecessor of the Company, Wexford was granted the right to designate one person as a nominee to the Board. On October 27, 1998, Wexford asked its designee to the Board of Directors, Spyros S. Skouras, Jr., to tender his resignation from the Board.

         Except as described in this Item 4, the Company has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the assets of the Company or any of its subsidiaries, (ii) a sale or transfer or a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the board of directors or management of the Company or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Company, (v) any other material change in the Company's business or corporate structure; (vi) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person, (vii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (ix) any action similar to any of those described above. However, Wexford retains its rights to modify its plans with respect to the transactions described in this
Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

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
Item 7.

4. Exhibit IV - Letter Agreement, dated October 27, 1998, between NRG and Wexford Management LLC.

                                   * * * * * *




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
                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 1998
                          WEXFORD CAPITAL PARTNERS II, L.P.

                          By:   WEXFORD CAPITAL II, L.P., general partner

                                By: WEXFORD CAPITAL CORPORATION, general partner

                                   By:      /s/Arthur H. Amron
                                            ------------------
                                            Name: Arthur H. Amron
                                            Title: Vice President


                          WEXFORD OVERSEAS PARTNERS I, L.P.

                          By:    WEXFORD CAPITAL OVERSEAS, L.P., general partner

                                 By: WEXFORD CAPITAL LIMITED, general partner

                                 By:       /s/Charles E. Davidson
                                           ----------------------
                                           Name:    Charles E. Davidson
                                           Title:   President


                          WEXFORD CAPITAL II, LP

                          By:   WEXFORD CAPITAL CORPORATION., general partner

                                By:        /s/Arthur H. Amron
                                           ------------------
                                           Name: Arthur H. Amron
                                           Title: Vice President


                         WEXFORD CAPITAL CORPORATION., general partner

                         By:      /s/Arthur H. Amron
                                  ------------------
                                  Name: Arthur H. Amron
                                  Title: Vice President


                         WEXFORD MANAGEMENT, LLC

                         By:      /s/Arthur H. Amron
                                  ------------------
                                  Name:    Arthur H. Amron
                                  Title:   Senior Vice President

                         WEXFORD CAPITAL OVERSEAS, L.P

                         By:    WEXFORD CAPITAL LIMITED, general partner

                                BY:        /s/Charles E. Davidson
                                           ----------------------
                                           Name:    Charles E. Davidson
                                           Title:   President


                                WEXFORD CAPITAL LIMITED

                                By:      /s/Charles E. Davidson
                                         ----------------------
                                         Name:    Charles E. Davidson
                                         Title:   President

                                /s/ Charles E. Davidson
                                -----------------------
                                CHARLES E. DAVIDSON


                                /s/ Joseph M. Jacobs
                                --------------------
                                JOSEPH M. JACOBS

                                  EXHIBIT INDEX


         1.       Letter Agreement, dated October 27, 1998